

July 11, 2014

Via E-mail
Jon W. Gacek
Chief Executive Officer
Quantum Corporation
224 Airport Parkway, Suite 300
San Jose, CA 95110

> **Re: Quantum Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 10, 2014**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your revised filing and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 3, 2014.

Proxy Card

1.   We note your response to prior comment 10. If you are seeking discretionary authority to cumulate votes as contemplated by Item 6(c)(4) of Schedule 14A, you must indicate that in your proxy statement. If you continue to seek this authority, please at a minimum provide a direct means for security holders to withhold all authority to cumulate, other than by affirmatively calculating and specifying an equivalent number of votes for each of your nominees. Alternatively, please provide a detailed legal analysis, citing the authority upon which you rely under both state and federal law, supporting the proposition that you may obtain this authority by proxy even if the security holder has done nothing to indicate that the security holder wishes to vote any shares cumulatively.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or the undersigned at (202) 551-3457.

                                                    Sincerely,

                                                    /s/ Maryse Mills-Apenteng

                                                    Maryse Mills-Apenteng
                                                    Special Counsel

cc: Via E-mail
       Warren de Wied
       Wilson Sonsini Goodrich & Rosati